UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 1109, 11/F, Tower A

Star Plaza, No. 8 Wangjing Street

Chaoyang District

Beijing 100102, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

This current report on Form 6-K (this “Report”) is hereby incorporated by reference in the registration statements of Lucas GC Limited on Form F-3 (No. 333-286651) and Form S-8 (No. 333-283728), to the extent not superseded by documents or reports subsequently filed or furnished.

ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On August 7, 2026, Lucas GC Limited (the “Company”) entered into an At the Market Offering Agreement (the “Sales Agreement”) with Pacific Century Securities, LLC (the “Agent”) with respect to an at-the-market offering program (the “Offering Program”) under which the Company may offer and sell, from time to time at its sole discretion, Class A ordinary shares, par value US$0.0002 per share of the Company (the “Class A Ordinary Shares”), having an aggregate offering price of up to US$25.0 million (the “Shares”) through or to the Agent, as the sales agent or principal. The issuance and sale, if any, of the Shares by the Company under the Sales Agreement will be made pursuant to the Company’s registration statement on Form F-3, as amended (No. 333-286651), which was declared effective by the Securities and Exchange Commission on September 15, 2025, and prospectus supplement related to the Offering Program filed with the Commission on August 10, 2026.

Subject to the terms and conditions of the Sales Agreement, the Agent may sell the Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended, including, without limitation, sales made through The Nasdaq Capital Market or on any other existing trading market for the Class A Ordinary Shares. The Agent will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay the Agent a placement fee in an amount equal to three point five percent (3.5%) of the gross sales proceeds of any Shares sold through the Agent under the Sales Agreement (inclusive of all the transaction fees imposed by any clearing firm, execution broker or governmental or self-regulatory organization in respect to the sale of the Shares pursuant to the Sales Agreement) and has also agreed to reimburse the Agent for certain specified expenses, including (i) up to $100,000 to the Agent’s actual, accountable expenses incurred in connection with the Sales Agreement, of which $30,000 has been advanced as of the date hereof, (ii) up to $10,000 per year, payable at the end of each fiscal year beginning on December 31, 2026, inclusive of any incidental expenses incurred thereof, and (iii) in connection with the filing of a new registration statement, prospectus, or prospectus supplement, or an amendment to the Sales Agreement. The Company has made certain customary representations, warranties and covenants concerning the Company and its Class A Ordinary Shares in the Sales Agreement and has also provided the Agent with customary indemnification and contribution rights.

The Company is not obligated to make any sales of Class A Ordinary Shares under the Sales Agreement. The offering of Shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all Shares subject to the Sales Agreement or (ii) termination of the Sales Agreement in accordance with its terms.

The foregoing description of the Sales Agreement is qualified in its entirety by reference to the full text of the Sales Agreement, which is filed as Exhibit 1.1 to this Report and incorporated herein by reference. A copy of the opinion of Appleby, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Shares under the Sales Agreement is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

The Company intends to use the net proceeds from any issuances through the Offering Program for general corporate purposes, which may include additions to working capital, financing of capital expenditures, future acquisitions and strategic investment opportunities, although it has no current plans, commitments or agreements with respect to any such expenditures, acquisitions or investment opportunities as of the date hereof.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

EXHIBIT INDEX

Exhibit No.	Description
1.1	At the Market Offering Agreement dated August 7, 2026, by and between Lucas GC Limited and Pacific Century Securities, LLC
5.1	Opinion of Appleby

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: August 10, 2026

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors